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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

                    Under the Securities Exchange Act of 1934

                          LIONS GATE INVESTMENT LIMITED
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                                (Name of Issuer)

                         Common Stock, $0.0001 par value
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                         (Title of Class of Securities)

                                    536265101
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                                 (CUSIP Number)

                             Dynamics Imaging, Inc.
                             c/o Mr. Webb W. Turner
                              400 East 50th Street
                            New York, New York 10022
                                 (212) 751-0140
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                                 Kane Kessler PC
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                                December 9, 2003
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             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



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                                  SCHEDULE 13D

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CUSIP NO. 536265101                                Page    2    of   8    Pages
--------------------------------                  ------------------------------




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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dynamics Imaging, Inc.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                             [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 2,600,003
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               0
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               2,600,003
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,600,003
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%
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  14     TYPE OF REPORTING PERSON*

         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13D

--------------------------------                  ------------------------------
CUSIP NO. 536265101                                Page    3    of   8    Pages
--------------------------------                  ------------------------------


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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Webb W. Turner
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States
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      NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              38,875
       OWNED BY         --------------------------------------------------------
         EACH             8    SHARED VOTING POWER
      REPORTING
        PERSON                 2,600,003
         WITH           --------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               38,875
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               2,600,003
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,638,878
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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         Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.

Item 1.  Security and Issuer.

         This statement (the "Statement") relates to shares of the Common Stock, $0.0001 par value per share (the "Shares"), of Lions Gate Investment Limited, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1200 MacArthur Boulevard, Mahwah, New Jersey 07430.

Item 2. Identity and Background.

         This Schedule 13D is filed by Dynamics Imaging, Inc., a Delaware corporation ("DII") and Mr. Webb W. Turner (a United States citizen), who may sometimes be referred to hereinafter as the "Reporting Persons." The business address of the Reporting Persons is 400 East 50th Street, New York, New York 10022. Mr. Turner is the sole director and executive officer of DII.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares owned by the Reporting Persons were acquired as a result of the merger (the "Merger") of a wholly owned subsidiary of the Issuer with and into DOBI Medical Systems, Inc., a Delaware corporation ("DOBI Medical"). Under the terms of the Merger, (i) DOBI Medical was the surviving corporation in the Merger and became a subsidiary of the Issuer as a result of the Merger, (ii) the holders of (A) the outstanding capital stock and substantially all convertible debt securities of DOBI Medical immediately prior to the effective time of the Merger (the "Merger Effective Time" or "Effective Time") received Shares (hereinafter, "Merger Shares," which term includes the Merger Warrant Shares as hereinafter defined) in the Merger, (B) holders of warrants to acquire DOBI Medical common stock immediately prior to the Merger Effective Time received warrants ("Merger Warrants") to purchase Shares ("Merger Warrant Shares"), and
(C) holders of options to purchase DOBI Medical common stock received options to acquire Shares, (iii) two directors of DOBI Medical became two of the four directors of the Issuer, and (iv) approximately 15 days after the Merger Effective Time, (A) the other directors of DOBI Medical, including Mr. Turner, will become the directors of the Issuer, and (B) the two directors of the Issuer who were its only directors immediately prior to the Merger Effective Time are expected to resign from the Issuer's Board of Directors. DII received common stock of DOBI Medical in 1999 in connection with the acquisition by DOBI Medical of certain assets of DII. Mr. Turner received options to purchase DOBI Medical common stock from time to time between 1999 and the date hereof in connection with his service as a director of DOBI Medical.

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Item 4.  Purpose of the Transaction

         DII sold certain assets, including patents and know-how, to DOBI Medical in the last quarter of 1999, with a view to the continuation by DOBI Medical of the development and commercial marketing of a diagnostic medical device following approval of the marketing of the device by the U.S. Food and Drug Administration. The Reporting Persons acquired their Shares and options to purchase Shares of the Issuer in exchange for their shares and options to purchase shares of DOBI Medical as a result of the Merger. At the Merger Effective Time, the Issuer simultaneously completed the first tranche of a private placement (the "Private Placement") of 5,500,000 Shares ("Private Placement Shares," which term includes the Placement Warrant Shares as hereinafter defined) and warrants (the "Placement Warrants") to acquire 2,750,000 Shares (the "Placement Warrant Shares") to persons other than the Reporting Person, and the Merger made the net proceeds of the Private Placement available to DOBI Medical to continue DOBI Medical's business.

         The Merger Shares acquired by the Reporting Persons are subject to and have the benefit of a registration rights agreement the Issuer made with all former holders of DOBI Medical securities which were exchanged, converted or otherwise acquired in connection with the Merger. See Item 6.

         The Merger Shares acquired by the Reporting Person are subject to a lock-up agreement. See Item 6 for a description of the lock-up agreement.

         The Reporting Persons have executed a written consent as stockholders of the Issuer authorizing (i) the change of the Issuer's corporate name to "DOBI Medical International, Inc.," (ii) the reincorporation of the Issuer as a Delaware corporation, and (iii) the adoption of the DOBI Medical 2000 Stock Incentive Plan by the Issuer, and an increase in the number of Shares under the plan to 5,630,000.

         The Reporting Persons intend to continually review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they may deem appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by either or both of the Reporting Persons in the open market or in privately negotiated transactions to one or more purchasers, subject to the provisions of the Lock-up Agreement.

         The Reporting Persons reserve the right to change their intentions with respect to all matters referred to in this Item 4.


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Item 5.  Interest in Securities of the Issuer.

         (a) DII owns 2,600,003 outstanding Shares, constituting 6.9% of all the outstanding Shares, and Mr. Turner owns 6,500 Shares and presently exercisable options to purchase an aggregate of 32,375 Shares. DII's Shares constitute 6.9% of Shares outstanding. DII's Shares and Mr. Turner's Shares and Shares acquirable under Mr. Turner's presently exercisable options together constitute 7.0% of all outstanding Shares, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage for DII alone is based upon 37,537,712 Shares outstanding, as reported by the Issuer in its Current Report on Form 8-K filed December 12, 2003. The percentage for DII and Mr. Turner combined is based upon (i) 37,537,712 Shares outstanding plus
(ii) 32,375 Shares acquirable upon exercise of Mr. Turner's presently exercisable options.

         (b) As the sole director and executive officer of DII, Mr. Turner has voting and dispositive power over the Shares owned by DII. Mr. Turner has sole voting and dispositive power over the Shares owned by him and the Shares acquirable under options owned by him. All dispositive power of all Shares of the Reporting Persons (other than the Shares acquirable under options) is subject to the lock-up agreement described in Item 6. Mr. Turner disclaims any economic interest in the Shares owned by DII, other than his pro rata ownership of such Shares though his ownership of a portion of the outstanding capital stock of DII.

         (c) The Reporting Persons acquired their Shares (including the options) on December 9, pursuant to the Merger. Shortly after the Merger, Mr. Turner was awarded an option, not exercisable presently or within the next 60 days, to acquire 50,000 Shares in connection with his service on the Board of the Issuer.

Item 6. Contracts, Arrangements, Understands or Relationships With Respect to Securities of the Issuer

         Lock-up Agreement. In connection with the Merger, the Reporting Persons entered into a lock-up agreement with the Issuer dated as of the Merger Effective Time (the "Lock-up Agreement") pursuant to which the Reporting Persons agreed not to sell any Shares for a period of 24 months following the Merger Effective Time, provided, however, that the Reporting Persons may sell (i) 25% of their Shares if the Issuer's 2004 total revenue is at least $4.1 million and
(ii) 25% of their Shares upon the Issuer's receipt of FDA approval to market its ComfortScan(TM) breast cancer diagnostic imaging system in the United States; and provided, further, that (a) from six months through 12 months after the Merger Effective Time, DII it may transfer its Shares, publicly or otherwise, at the rate of one percent (1%) of the initial number of Shares beneficially owned by DII (calculated at the Merger Effective Time) per month, and (b) from the thirteenth month through the twenty-fourth month after the Merger Effective Time, DII may transfer its Shares, publicly or otherwise, at a rate of 1.3% of the initial number of Shares beneficially owned by DII (calculated at the Merger Effective Time) per month.

         Registration Rights Agreement. The Merger Agreement requires the Issuer to file a registration statement covering the Merger Shares and Private Placement Shares no earlier than

                                       6
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April 1, 2004, and no later than May 1, 2004, and to thereafter diligently pursue the effectiveness of the registration statement.

         If the Issuer engages an underwriter or placement agent during the 12 months following the Merger Effective Time to raise a minimum of $5.0 million through the sale of Shares and/or other equity securities, in a public offering or private placement, upon notice of commencing such public offering or private placement, all holders of Shares subject to lock-up agreements, including the Reporting Persons, will, if required by the underwriter or placement agent, refrain from making any sales, transfers or other dispositions in the course of such offering, but, in any event, for not more than 90 days.

Item 7. Material to be Filed as Exhibits

         1. Agreement of Merger and Plan of Reorganization, dated December 8, 2003, among the Issuer, DOBI Acquisition Corp. and DOBI Medical Systems, Inc.

         2.   Form of Three-Year Warrant to Purchase Issuer's Common Stock.

         3.   Lock-Up Letter between the Issuer and the Reporting Persons.

         4.   Form of Registration Rights Letter.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                  DYNAMICS IMAGING, INC., a Delaware
                                  corporation


                                  By:
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WEBB W. TURNER                       Webb W. Turner,
                                     Chief Executive Officer

Date: December ___, 2003